VIPER POWERSPORTS INC.
5733 International Parkway
New Hope, MN 55428

January 17, 2006

VIA EDGAR

Securities and Exchange Commission
450 Fifth St. N.W. Washington, D.C. 20549	Re:	Viper Powersports Inc. Registration Statement on Form SB-2 (333-130788) FORM RW – Application for Withdrawal

Dear SEC:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Viper Powersports Inc., a Nevada corporation (the “Company”) hereby respectfully requests withdrawal of the Viper Powersports Inc. Registration Statement on Form SB-2 and all amendments and exhibits thereto (File No. 333-130788) (the “Registration Statement”) and that an order of the Commission granting such withdrawal be issued for the Company’s file relating to the Registration.

        The Company is requesting withdrawal of the Registration Statement based on a decision by the Company due to uncertainty regarding the validity of the SEDA facility with Cornell Capital which related to a majority amount of the securities being registered for resale in the offering. The Registration Statement has not been declared effective by the Commission and no securities have been sold in connection with the Registration Statement.

        The Company respectfully submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available. If you have any questions regarding this requested withdrawal, please contact me at (763) 732-0778.

Sincerely,

VIPER POWERSPORTS INC.

/s/ John Lai

John Lai – President